Filed by Kalera Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Agrico Acquisition Corp.
Commission File No. 333-264422
Commission File No. 001-40586
Joint Press Release – Kalera and Agrico Announce Effectiveness of Registration Statement, Waiver of Minimum Cash Condition and Extraordinary General Meetings for Proposed Business Combination
•Extraordinary general meeting of Kalera shareholders (the “Kalera Special Meeting”) and extraordinary general meeting of Agrico shareholders (the “Agrico Special Meeting” and, together with the Kalera Special Meeting, the “Special Meetings”) to approve the proposed business combination of Kalera and Agrico expected to be held on June 27, 2022.
•Record date for the Kalera Special Meeting is June 6, 2022 (the “Kalera Record Date”); Record date for the Agrico Special Meeting is May 12, 2022 (the “Agrico Record Date” and, together with the Kalera Record Date, the “Record Dates”).
•Kalera shareholders as of June 6, 2022 voting by proxy should submit their vote by June 22, 2022.
•Agrico shareholders as of May 12, 2022 voting by proxy should submit their vote by 10:00 a.m., Eastern Time on June 25, 2022.
•Kalera has waived the minimum cash closing condition.
•Despite the waiver of the condition, if the minimum cash condition is not satisfied upon the consummation of the business combination, Agrico’s sponsor promote will be proportionally forfeited as outlined in the sponsor support agreement.
•Upon closing of the business combination, the ordinary shares and warrants of the combined company will be listed on Nasdaq under the ticker symbols “KAL” and “KALWW”, respectively.
Orlando, Florida and Grand Cayman, Cayman Islands, May 16, 2022 – Kalera AS (“Kalera”) (EURONEXT GROWTH OSLO: KAL) and Agrico Acquisition Corp. (“Agrico”) (NASDAQ: RICO) announced today that the U.S. Securities and Exchange Commission (“SEC”) has declared effective the registration statement on Form S-4 of Kalera Public Limited Company (as amended, the “Registration Statement”), which includes a proxy statement/prospectus in connection with the Kalera Special Meeting and the Agrico Special Meeting to consider matters related to the previously announced proposed business combination of Kalera and Agrico.
Additionally, Kalera today announced that it has set a meeting date of June 27, 2022 for the Kalera Special Meeting and a record date of June 6, 2022, and Agrico today announced that it has set a meeting date of June 27, 2022 for the Agrico Special Meeting and a record date of May 12, 2022.

“We are pleased that the SEC has declared the Kalera registration statement effective, and we are ready to move forward with the consummation of the business combination,” said Curtis McWilliams, Interim CEO and incoming Chair of Kalera’s board of directors. “Since the announcement, a significant amount of capital has been raised. The board has made the decision to go ahead and waive the minimum cash closing condition to provide our shareholders assurances of the opportunity, if approved, to close the merger and transfer to the more liquid NASDAQ exchange.”
Kalera Shareholder Vote
Kalera’s shareholders of record at the close of business on the Kalera Record Date are entitled to vote their Kalera ordinary shares at the Kalera Special Meeting.
The Kalera Special Meeting will take place on June 27, 2022, at the time as set out in the proxy and voting card in relation to the Kalera Special Meeting, and will be conducted via live webcast at the following link:
https://arendt.webex.com/arendt/j.php?MTID=m6bd2433f97b2ee5d2e7055d6a4c88fff.
Agrico Shareholder Vote
Agrico’s shareholders of record at the close of business on the Agrico Record Date are entitled to vote their Agrico ordinary shares at the Agrico Special Meeting.
The Agrico Special Meeting will take place at 10:00 a.m., Eastern Time, on June 27, 2022 and will be held at the offices of Maples and Calder (Cayman) LLP at 121 South Church Street, Ugland House, Grand Cayman, Cayman Islands and virtually at the following link:
https://www.cstproxy.com/agricoacquisition/2022.
In connection with the Agrico Special Meeting, Agrico shareholders that wish to exercise their redemption rights must do so no later than 5:00pm Eastern Time on June 23, 2022 (two (2) business days prior to the Agrico Special Meeting) by following the procedures as specified in the definitive proxy statement/ prospectus for the Agrico Special Meeting. There is no requirement that shareholders affirmatively vote for or against the business combination at the Agrico Special Meeting in order to redeem their shares for cash.
As announced previously, the business combination is to be effected through a newly created holding company, Kalera Public Limited Company (“Kalera PLC”). Upon the consummation of the business combination, Agrico will become a wholly-owned subsidiary of Kalera PLC and, if Agrico is solvent at such time, its voluntary winding-up is expected to commence and its business is expected to be discontinued except to the extent necessary to facilitate the winding-up. The legacy business of Kalera will be operated by Kalera PLC. Kalera PLC’s ordinary shares and warrants are expected to be traded on Nasdaq under the new symbols “KAL” and “KALWW”, respectively. At the closing of the business combination, each Agrico unit will separate into its components consisting of one Agrico ordinary share and one half of one warrant and, as a result, will no longer trade as a separate security.
The Record Dates determine the holders of Kalera and Agrico’s ordinary shares entitled to vote at the Special Meetings, and at any adjournment or postponement thereof, whereby shareholders will be asked to approve and adopt the business combination, and such other proposals as disclosed in the definitive proxy statement/prospectus included in the Registration Statement and related convening notice. If the business combination and other proposals are approved by Kalera and Agrico shareholders, Kalera and Agrico anticipate closing the business combination shortly after the Special Meetings, subject to the satisfaction or waiver (as applicable) of all other closing conditions. Kalera’s officers and directors and certain other shareholders, who collectively own approximately 45% of the outstanding Kalera ordinary shares, have agreed to vote their shares in favor of the business combination.
Investors who hold Kalera’s ordinary shares in “street name”, which means that the shares are held in an account at a brokerage firm or bank, and unless otherwise specified in the relevant convening notice, may either contact their broker, bank or nominee to ensure that votes related to the shares they beneficially own are properly counted, or use the proxy and voting card as instructed by Kalera, together in the latter case with a share certificate certifying the number of shares recorded in the relevant account on the Kalera Record Date. If they wish to attend the Kalera Special Meeting and vote, they must contact their broker, bank or other nominee to obtain a legal proxy and instructions on the procedures to be followed. Kalera recommends that its shareholders wishing to vote at the Kalera Special Meeting log in at least 15 minutes before the Kalera Special Meeting start time. Kalera encourages its shareholders entitled to vote at the Kalera Special Meeting to vote their shares via proxy in advance of the Kalera Special Meeting by following the instructions on the proxy card.
Investors who hold Agrico’s ordinary shares in “street name”, which means that the shares are registered in the name of their broker, bank or other agent, should contact their broker, bank or other agent to ensure that votes related to the shares they beneficially own are properly counted. In this regards, they must instruct their broker, bank or other agent how to vote the shares they beneficially own in accordance with the voting instruction form they receive from their broker, bank or other agent. If they wish to attend the Agrico Special Meeting and vote, they must contact their broker, bank or other agent to obtain a legal proxy and instructions on the procedures to be followed. Beneficial investors who own their investments through a bank or broker and wish to attend the meeting will need to contact Continental Stock Transfer & Trust Company to receive a control number at least 48 hours before the Agrico Special Meeting.
Waiver of Minimum Cash Condition
Kalera also announced today that it waived the minimum cash closing condition. The minimum cash condition provides that, after the holders of Agrico shares have exercised their redemption rights and assuming the payment of all transaction expenses, the aggregate amount of cash proceeds received or available to Kalera at or prior to the consummation of the business combination in respect of debt or equity financing and the amount in the trust account must equal $100 million in order for Kalera to be required to consummate the business combination.
Despite the waiver of the condition, if the minimum cash condition is not satisfied upon the consummation of the business combination, Agrico’s sponsor promote will be proportionally forfeited as outlined in the Sponsor Support Agreement.

About Kalera
Kalera is a vertical farming company headquartered in Orlando, Florida. Kalera uses technology to ensure that more people around the world have access to the freshest, most nutritious, and cleanest products available. It has spent several years optimizing plant nutrient formulas and developing an advanced automation and data acquisition system with Internet of Things, cloud, big data analytics and artificial intelligence capabilities. Kalera currently operates farms in the US (in Orlando, Florida; Atlanta, Georgia; Houston, Texas and Denver, Colorado), as well as in Kuwait. Additional farms are under development. More information is available at www.kalera.com.
About Agrico
Agrico is a blank check company incorporated on July 31, 2021 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While Agrico may pursue an acquisition opportunity in any industry or sector, Agrico intends to focus on agricultural technology targets in agriculture, horticulture, and aquaculture that aim to improve yield, efficiency or profitability in the production, processing, distribution, provision of capital, or consumption of outputs, inputs, data, technology or other services. For more information, please visit www.agrico.co.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
Important Information and Where to Find It
In connection with the transaction, Agrico and Kalera PLC have filed and will file relevant materials with the SEC, including a Form S-4 registration statement filed by Kalera PLC on April 21, 2022 and amended on May 9, 2022 and May 13, 2022 (the “S-4”), which includes a prospectus with respect to Kalera PLC’s securities to be issued in connection with the proposed business combination and a proxy statement (the “Proxy Statement”) with respect to Agrico and Kalera’s shareholder meetings at which such shareholders will be asked to vote on the proposed business combination and related matters. Before making any voting or investment decision, investors and security holders of Agrico and Kalera are urged to carefully read the entire registration statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they contain important information about the proposed transaction. The documents filed with the SEC may be obtained free of charge at the SEC's website at www.sec.gov, from Agrico's website at https://www.agrico.co/ and from Kalera's website at
https://www.Kalera.com/.

Participants in the Solicitation
Agrico, Kalera and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders, in favor of the approval of the merger. Information regarding Agrico's and Kalera's directors and executive officers and other persons who may be deemed participants in the solicitation may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.
Forward-Looking Statements
This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the applicable securities laws. Forward-looking statements generally are accompanied by words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "should," "would," "plan," "predict," "potential," "seem," "seek," "future," "outlook," and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
These forward-looking statements include, but are not limited to, statements regarding the terms and conditions of the proposed business combination and related transactions disclosed herein, the timing of the consummation of such transactions, assumptions regarding shareholder redemptions and the anticipated benefits and financial position of the parties resulting therefrom. These statements are based on various assumptions and/or on the current expectations of Agrico or Kalera's management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Agrico and/or Kalera. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the amount of redemption requests made by Agrico's public shareholders; changes in the assumptions underlying Kalera's expectations regarding its future business; the effects of competition on Kalera's future business; and the outcome of judicial proceedings to which Kalera is, or may become a party.
If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Kalera and Agrico presently do not know or currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect expectations, assumptions, plans or forecasts of future events and views as of the date of this communication. Kalera and Agrico anticipate that subsequent events and developments will cause these assessments to change. However, while Kalera and/or Agrico may elect to update these forward-looking statements at some point in the future, each of Kalera and Agrico specifically disclaims any obligation to do so, except as required by applicable law. These forward-looking statements should not be relied upon as representing Kalera's or Agrico' (or their respective affiliates') assessments as of any date subsequent to the date of this written communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.
For investor inquiries, please contact:
Eric Birge
ir@kalera.com
313-309-9500